

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2011

Via E-mail
Mr. Gary L. Coleman
Executive Vice President and
Chief Financial Officer
Torchmark Corporation
3700 South Stonebridge Drive
McKinney, TX 75070

> **Re: Torchmark Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 9, 2011**
> **File No. 001-08052**

Dear Mr. Coleman:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Investments
Credit Risk Sensitivity, page 42

1. Please provide us proposed disclosure to be included in future periodic filings to identify the source for the investment ratings in the table on page 44 and throughout your filing.

Form 10-Q for the Quarterly Period Ended March 31, 2011
Exhibit 32.1

2. The certification identifies the wrong periodic report. Please file an amendment to the Form 10-Q that includes the entire periodic report and a new, corrected certification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant